EXHIBIT 99.6
Telkom SA Limited
Registration number: 1991/005476/06
ISIN number: ZAE000044897
JSE and NYSE share code: TKG
VODACOM ACQUISITION OF GATEWAY
Shareholders are referred to the announcement below issued by Vodacom Group (Pty) Limited, a joint venture company in which Telkom holds a 50% interest:
Vodacom has agreed to acquire the carrier services and business network solutions subsidiaries of Gateway Telecommunications SA (Pty) Ltd (“Gateway”) for an enterprise value of approximately US$675 million plus a makewhole payment of approximately US$25 million in relation to Gateway’s high-yield bond.
Commenting on the transaction, Pieter Uys, Chief Executive Officer designate of Vodacom Group, said:
“The acquisition of Gateway reflects Vodacom’s strategy to reposition itself as a leading pan-African provider of communications services and to diversify from its current status as primarily a mobile-centric network operator. We believe that Gateway’s significant presence across Africa will allow Vodacom to tap into the huge potential for growth in business services and connectivity and will enhance our position with multinational corporations.”
Peter Gbedemah, Chief Executive Officer of Gateway added:
“This is an exciting milestone in Gateway’s development as a unique pan-African service provider. We will increase resources, efficiency, and product range and continue our relentless focus on meeting the requirements of all Africa’s mobile networks and multi-national corporations.”
Overview of Gateway
Gateway is Africa’s largest independent provider of interconnection services via satellite and terrestrial network infrastructure for both African and international telecommunications companies. Gateway also provides an extensive range of high quality, end-to-end connectivity solutions to multinational corporations operating across Africa.
Gateway employs approximately 350 employees in 17 countries throughout Africa and Europe. For the year ended 31 December 2007, Gateway’s sales were US$257 million.
The broadcasting businesses held by Gateway Telecommunications (Pty) Ltd (Gateway Broadcast Services Group) are not part of the transaction and will be retained by the current owners.
Compelling strategic rationale and growth opportunities
The acquisition of Gateway is in line with Vodacom’s growth strategy and offers multiple strategic benefits including:
•	Acceleration of international expansion

•	Broadens Vodacom’s international presence in key markets throughout Africa, especially Nigeria, and creates a platform for future expansion

•	Positions Vodacom as partner of choice for multinational customers and international telecommunications providers seeking African connectivity
•	Strengthening of total communications strategy
•	Complements Vodacom’s business services strategy in South Africa and allows roll-out of existing products and services, in addition to new offerings, across the continent
•	Access to Gateway’s blue chip customer base enables the marketing of converged fixed and mobile offerings across Africa
•	Substantial growth potential
•	The nascent sub-Saharan business services market is expected to continue to grow rapidly
•	Access to new growth markets across Africa is designed to enhance Vodacom’s growth profile
•	Significant synergy potential
•	Cost savings expected from satellite operations, vertical integration and procurement
•	Revenue synergies expected from the combination of Gateway’s connectivity platform with Vodacom’s IP skills, new service offerings and cross-selling opportunities
Transaction Structure
Subsidiaries nominated by Vodacom Group (Pty) Ltd will purchase from Gateway Telecommunications SA (Pty) Ltd 100% of the shares in Gateway Telecommunications plc, Gateway Communications (Pty) Ltd, Gateway Communications Mozambique LDA, Gateway Communications (Tanzania) Ltd and GS Telecom (Pty) Ltd and their respective subsidiaries, subject to customary conditions.
Conditions precedent
The transaction remains subject to certain conditions, including approval from the South African Reserve Bank and the relevant regulatory and competition authorities.
UBS Investment Bank acted as exclusive financial adviser to Vodacom on this transaction.
Pretoria
29 August 2008
JSE Sponsor
UBS
Note to Editors on makewhole payment
The makewhole payment relates to the premium which will be paid to discharge the High Yield notes.

All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts, including but not limited to financial targets and prospects, constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to confirm them to actual results or to changes in our expectation.